December 9, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Jonathan Burr

Re:	Motive Capital Corp
Registration Statement on Form S-1
Filed November 25, 2020, as amended
File No. 333-250947

Dear Mr. Burr:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Motive Capital Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on December 10, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 755 copies of the Preliminary Prospectus, dated December 8, 2020, are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned further advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Pages Follow]

Very truly yours,

UBS Securities LLC

By:	/s/ Murat Alemdaroglu
Name: Murat Alemdaroglu
Title: Director

By:	/s/ Daniel O’Keefe
Name: Daniel O’Keefe
Title: Associate Director

[Signature Page to Acceleration Request]

Very truly yours,

J.P. Morgan Securities LLC

By:	/s/ Ranga Kanthadai
Name: Ranga Kanthadai
Title: Vice President

[Signature Page to Acceleration Request]